Exhibit 99.8

James Hardie Industries SE
Europa House 2nd Floor, Harcourt Centre
Harcourt Street, Dublin 2, Ireland

T: +353 (0) 1 411 6924
14 August 2012	F: +353 (0) 1 497 1128

The Manager

Company Announcements Office

Australian Securities Exchange Limited

20 Bridge Street

SYDNEY NSW 2000

Dear Sir

Results of Annual General Meeting

We advise that all resolutions set out in the Notice of the Annual General Meeting dated 4 July 2012 were carried at the Annual General Meeting of the company yesterday in Dublin, Ireland.

Details of votes cast are set out below:

	RESOLUTION	FOR	AGAINST	ABSTAIN
1	Annual Reports	341,152,249	57,154	1,477,534
2	Remuneration Report	312,356,293	29,036,955	1,287,449
3(a)	Ms Alison Littley election	338,885,620	2,952,590	878,220
3(b)	Mr Brian Anderson re-election	335,307,231	6,582,274	822,188
3(c)	Mr James Osborne re-election	341,422,880	461,903	826,910
4	Fix external auditor remuneration	341,718,800	126,561	848,376
5	Director Fee Pool	339,023,092	961,481	861,652
6	Long Term Incentive Plan	309,310,423	30,749,475	802,076
7	Return on Capital Employed RSUs	300,460,564	39,543,568	856,147
8	Grant of Relative TSR RSUs	292,357,266	47,634,700	855,213
9	Convert JHISE to Irish Public Company	341,661,266	234,561	791,110

Yours faithfully

/s/ Marcin Firek
Marcin Firek Company Secretary

James Hardie Industries SE is a limited liability company incorporated in Ireland with its registered office at

Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.

Directors: Michael Hammes (Chairman, USA), Brian Anderson (USA), David Dilger, David Harrison (USA),

Alison Littley, James Osborne, Donald McGauchie (Australia), Rudy van deer Meer (Netherlands).

Chief Executive Officer: Louis Gries

Company number: 485719